August 29, 2013
Via EDGAR (Correspondence)
Lisa Kohl, Esq. Staff Attorney Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 U.S.A.
Re:	Enersis S.A. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed March 21, 2013 File No. 001-12440

Dear Ms. Kohl:

As a follow-up to your telephone conversation on August 29, 2013 with Sey-Hyo Lee, Esq. of Chadbourne & Parke LLP, I am writing to confirm that Enersis S.A. (the “Company”) is in receipt of the letter dated August 19, 2013 from Ms. Mara L. Ransom, Assistant Director, providing comments on the above-referenced filings of the Company (the “Company Comment Letter”).  The Company’s subsidiary, Empresa Nacional de Electricidad S.A. (“Endesa Chile”), is also in receipt of a letter dated August 29, 2013 from Ms. Ransom providing comments on Endesa Chile’s Form 20-F for the fiscal year ended December 31, 2012.  As there is substantial overlap between the comments in the Company Comment Letter and the Endesa Chile Comment Letter, the Company intends to respond to the Company Comment Letter by September 13, 2013, concurrently with Endesa Chile’s response to the Endesa Chile Comment Letter.

If you have any questions regarding this matter, please feel free to call Mr. Nicolás Billikopf, Capital Markets and Compliance Director, at +562 2353 4628, or e-mail him at nbe@enersis.cl.

Yours sincerely,
/s/ Nicolás Billikopf E.
Nicolás Billikopf E. Capital Markets & Compliance Director

cc:	Mr. Eduardo Escaffi, Chief Financial Officer J. Allen Miller, Esquire (Chadbourne & Parke LLP) Sey-Hyo Lee, Esquire (Chadbourne & Parke LLP)